Atlas Copco


03029980

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, marked with the above stated number:

- Atlas Copco to acquire Chinese rock drilling business

Stockholm, Sweden, September 8, 2003

Esin Arvidsson
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 412

dlw 9/11

SEC 82-812



press information

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President, Atlas Copco AB
+46 (0)8 743 8314 or +46 (0) 70-417 85 02, bjorn.rosengren@se.atlascopco.com

Kobus Malan, Regional General Manager, Atlas Copco CMT Greater China
+86 (0)25 562 1944 or +86 135 125 38082, kobus.malan@cn.atlascopco.com

Atlas Copco to acquire Chinese rock drilling business

Stockholm, Sweden, September 8, 2003—Atlas Copco (China) Investment Company Ltd. has today signed a contract to acquire assets of rock drilling manufacturer Shenyang Rock Drilling Machinery Co. Ltd, in China. The current yearly turnover is approximately MSEK 100. The purchase price was not disclosed. The acquisition is subject to approval from local authorities.

Shenyang Rock Drilling Machinery Co. Ltd., based in Shenyang, Liaoning Province, People's Republic of China, is China's leading producer of pneumatic rock drilling equipment for the mining and construction industry. The acquisition is in line with Atlas Copco's strategy to expand the business in Asia. It will complement the strong position of the Atlas Copco brand in the mining and construction business in Greater China.

"This acquisition is unique for China, since we focus on acquiring the designs, trademarks, assembly facilities, and sales channels," says Björn Rosengren, Senior Executive Vice President, Business Area Executive, Construction and Mining Technique. *"Through the acquisition we get a distribution network with branches in 29 locations, which will be extremely valuable in our attempt to better penetrate the market."*

A new fully owned company, Atlas Copco (Shenyang) Construction and Mining Equipment Ltd., will be formed as part of the acquisition process. This company will be a part of Atlas Copco's Construction and Mining Technique business area, and will employ approximately 220 people in China.

At the same time, Atlas Copco (China) Investment Company Ltd. will form a joint venture with Shenyang Rock Drilling Machinery Co. Ltd for rock drilling component manufacturing.